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EXHIBIT 3.3

                           CERTIFICATE OF AMENDMENT
                                      OF
                         CERTIFICATE OF INCORPORATION
                                      OF
                               PLAYORENA, INC.

          Under Section 801 of the New York Business Corporation Law

         Pursuant to the provisions of Section 801 of the New York Business Corporation Law, the undersigned, Lawrence Kaplan, being both President and Secretary of Playorena, Inc., a New York corporation (the "Corporation"), hereby certifies:

         FIRST:            The name of the Corporation is Playorena, Inc.

         SECOND:           The Certificate of Incorporation of the Corporation
was filed by the Department of State, Albany, New York on the 4th day of December, 1981.

         THIRD:            The amendment to the Certificate of Incorporation
effected by this Certificate of Amendment is as follows:

         Article FOURTH of the Certificate of Incorporation, relating to the aggregate number, class and par value of shares which the Corporation is authorized to issue, is hereby amended to change the number of issued shares of the Corporation. Article FOURTH, as amended hereby, shall delete the section entitled Provisions Applicable to Common Stock and is hereby amended to read in its entirety as follows:

         Provisions Applicable to Common Stock.

         Except as provided herein or by law, the holders of the Common Stock shall possess full voting power for the election of directors and for all other purposes, and each holder of record of shares of the Common Stock shall be entitled to one vote for each share so held.

         Effective July 31, 1998, the stated capital of the Corporation is reduced from $ 11,721.11 to $ 586.055 by changing issued shares with par value into a lesser number of shares with the same par value.

         Issued Shares. This amendment provides for a change in the 11,721,110 authorized and issued shares of common stock, $.001 par value per share on July 31, 1998, into 586,055 shares of common stock, $.001 par value per share on July 31, 1998, in the ratio of one-twentieth of a share for each share of common stock; provided however, that no fractional shares shall be issued as a result of such change and any fractional shares shall be issued as a result of such change and any fractional shares which would otherwise be issued as a result of such change

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shall be rounded up or down, as the case may be, to the nearest whole number of shares; and that after the effectiveness of such amendment, each holder of record of one or more certificates representing shares of the common stock theretofore issued shall be entitled to receive one or more certificates representing the number of shares of common stock having a par value of $.001 per share issuable pursuant hereto in respect of such common stock theretofore issued, such on surrender of his or her old certificate or certificates for cancellation.

         FOURTH: This amendment of the Certificate of Incorporation of Playorena, Inc. was first authorized by the Shareholders of the Corporation at a Special Meeting of Shareholders called for that and other purposes and held on the 7th day of February, 1997, acting pursuant to Section 614 of the Business Corporation Law of the State of New York. The filing of this amendment was contingent upon the consummation of certain transactions which were consummated on July 24, 1998.

         IN WITNESS WHEREOF, I have subscribed this certificate this 25th day of January, 1999 and I hereby affirm the statements contained herein as true under the penalties of perjury.

                                               PLAYORENA, INC.

                                               By: /s/ Lawrence E. Kaplan
                                                   Lawrence E. Kaplan
                                                   President and Secretary

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